Exhibit 99.2

TO: Bed Bath & Beyond, Harmon, Christmas Tree Shops and buybuy BABY
Associates

FROM: Warren Eisenberg, Len Feinstein and Steven Temares

DATE: May 9, 2012

We are very pleased to announce that we have entered into a merger agreement to acquire Cost Plus, Inc., as part of our ongoing effort to do more for, and with, our customers. We anticipate that the transaction will be finalized and closed some time this summer.

Cost Plus, whose headquarters is located in Oakland, California, employs approximately 6,000 people and operates 259 stores in 30 states under the names World Market, Cost Plus World Market, Cost Plus Imports, and World Market Stores. The stores which are closest to our headquarters are located in the Washington D.C. area. In addition, their website can be found at www.worldmarket.com, which shows a portion of their product offerings. The stores offer a wide range of home decorating items, furniture, gifts, holiday and other seasonal items, and gourmet foods and beverages.

We look forward to welcoming the entire Cost Plus team, and know you will as well.

As there are further developments, we will keep you informed. We will be sending out additional information later in the process, but we wanted to bring you this exciting news.

Bed Bath & Beyond Inc. Reaches Agreement to Acquire Cost Plus, Inc.

Notice to Investors
The tender offer for the outstanding common stock of Cost Plus referred to in our press release issued today has not yet commenced. This communication is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Cost Plus’ common stock will be made pursuant to an offer to purchase and related materials that we intend to file with the Securities and Exchange Commission (“SEC”). At the time the offer is commenced, we will file a tender offer statement on Schedule TO with the SEC, and thereafter Cost Plus will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Cost Plus when available. In addition, at such time all of these materials (and all other materials filed by Cost Plus with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Cost Plus by contacting Cost Plus, Inc. Investor Relations at 200 4th Street, Oakland, CA 94607, telephone: (510) 808-9119.